UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June, 2016

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

 NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of a letter submitted to the Buenos Aires Stock Exchange dated June 3, 2016

NORTEL INVERSORA S.A.

Buenos Aires, June 3, 2016

Mr. Roberto Chiaramoni

Assistant Manager in charge of the

Technical and Negotiable Securities Management

Buenos Aires Stock Exchange

Re.: Actions filed before the General

Arbitration Tribunal of the

Buenos Aires Stock Exchange

Dear Sir,

I am pleased to address this letter in my capacity as President of Nortel Inversora S.A. (hereinafter, the “Company”) in order to inform that two dummy shareholders who appear as holders of one Class B preferred share each, pro se and on behalf of two offshore companies who allege to be holders of ADRs issued by the depository bank under the Company’s ADRs program, have filed two complaints against this Company before the Arbitration Tribunal of the Buenos Aires Stock Exchange in the cases “Braslyn Ltd. and Other v Nortel Inversora S.A. on Declaratory Action (File No. 1106/16)” and “Braslyn Ltd. and Other v Nortel Inversora S.A. on Nullity of Shareholders’ Meeting (File No. 1107/16)”.

In the first referred case they requested a declaration on whether the Class B Preferred Shares of the Company have voting rights or not as a consequence of Telecom Argentina S.A.’s financial indebtedness ratio having been exceeded from 1.75 to 1 in the year 2002 as a result of the devaluation, the “pesification” of tariffs, and other governmental measures adopted at that time. Such situation was remedied in the year 2006 as expressed in the shareholders’ meeting held on April 27, 2007, which was approved by the Company’s shareholders and had not been previously challenged. Following there is a transcription of the explanation given at the Special General Shareholders’ Meeting held on April 8, 2016 to two of the plaintiffs registered with one Class B Preferred Share, each, to participate therein, as can be read in the minutes of such shareholders’ meeting: “It is noteworthy that the attendants to the meeting with two Class B Preferred Shares allege that preferred shares are shares with voting rights. According to Article 4 of the By-Laws, section 217 of Law 19,550, and the conditions under which the preferred shares were issued, NORTEL’s preferred shares were issued with no voting rights, except for the cases expressly provided for this type of shares in the referred documentation. Currently, there is no existence of the cases expressly provided for under the issuance conditions and the Law, which would revive NORTEL’s Class B preferred shares’ voting rights.

NORTEL INVERSORA S.A.

In fact, in the General Regular Shareholders’ Meeting No. 33, held on April 27, 2007, which considered the fiscal year ended December 31, 2006, the Annual Report transcribed in the Board Minutes 175, the Summary Report, the Report provided in Section 68 of the Listing Regulations of the Buenos Aires Stock Exchange, the Balance Sheet, the Profit and Loss Statement, the Statement of Changes in Shareholders’ Equity and Cash Flow, with all their supplementary charts, notes, and annexes, and all of which are transcribed in the Inventory Book No. 10, were unanimously approved.

In the above-referenced Annual Report and in relation to the “Voting rights of Class A and Class B Preferred Shares”, it was expressly stated that “As from April 25, 2002, the shareholders of Class “A” Preferred Shares exercise voting rights, since the Base Dividend (as defined in the issuance conditions of such Class “A” Preferred Shares) corresponding to the fiscal year ended December 31, 2001, had not been paid, nor the subsequent ones. Additionally, as Telecom surpassed its total liabilities/shareholders ‘equity ratio of 1.75/1 (set forth in subparagraph “F”, article 9 of the issuance conditions of Class “B” preferred shares), as from September 13, 2002, the holders of Class “B” Preferred Shares also obtained voting rights in accordance with the terms and conditions of the issuance applicable to this class of shares. Such right was exercised by both classes of shares as from the year 2002 for the joint election of a regular director and an alternate director. Considering that according to Telecom’s individual financial statements as of December 31, 2006, Telecom’s total liabilities/shareholders’ equity ratio has ceased to surpass the 1.75/1 ratio, as from the approval of such financial statements the voting rights of the holders of Class “B” Preferred Shares have ceased (remaining in effect the voting rights of the holders of Class “A” Preferred Shares as a consequence of the lack of payment of the Base Dividend, as detailed hereinabove).

Since then, and after more than eight years of proceedings, according to the terms of issuance of the preferred shares, no shareholder has questioned the reality of the facts that have taken place, nor challenged the validity of the corporate acts performed. In addition, it is worth noting that there is no past record in the company that any holder of Class B preferred shares has petitioned, in a similar manner as that sought by both attendants to this meeting who have taken the floor before me. Under such conditions, I vote in favor of rejecting the claim which seeks to recognize voting rights to the Class B Preferred Shares on the basis of its inadmissibility and the fact that such shares are entitled to no voting rights, according to the above-mentioned.”

NORTEL INVERSORA S.A.

In the second complaint, they requested the nullity of the resolution related to item 5 included in the agenda of the Special General Shareholders’ Meeting held on April 8, 2016, whereby the granting of indemnity was resolved, within the scope and to the extent permitted by law, for a term period of 6 years, to the regular and alternate members of the Board of Directors and the Statutory Audit Committee who have resigned from their positions as a result of the change in the Company’s controlling shareholder, and to the former Company’s directors and statutory auditors appointed or designated directly or indirectly by the former controlling shareholder.

The Company has answered both complaints and considers that the same are inadmissible, that the plaintiffs have no legal standing to file such complaints, and that the holders of the ADRs issued abroad by Morgan Guaranty Trust under the legislation of the State of New York, which have no authorization for public offering in Argentina and have never been listed in the Buenos Aires Stock Exchange, and which are not listed or traded, nor have been traded in the past, in the Buenos Aires Securities Market, are not entitled to raise questions that are subject to mandatory arbitration before the Permanent Tribunal of the Buenos Aires Stock Exchange set out under Section 46 of Law 26,831. The Company is still analyzing the actions available against the measures adopted by the plaintiffs.

Yours sincerely,

Nortel Inversora S.A.

/s/ Baruki González

Baruki González

President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: June 6, 2016	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations